Filed by Two Way TV (US), Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Interactive Network, Inc.
Commission File No. 333-70250

Two Way TV US, Inc. Emerges With New Identity, Renewed Focus on Content Development; U.S. Company Names iTV Content Developer to Spearhead New Initiative; Opens New Los Angeles Office to Capitalize on Success of All iTV Partners

LOS ANGELES, Nov 13, 2001 (BUSINESS WIRE)—Two Way TV (US), Inc. (formerly named Twin Entertainment, Inc.) is emerging as a world leader in interactive TV games with today's announcement of a new brand identity, and the appointment of a new head of content development to initiate deployment of new iTV applications.

The company has been renamed in anticipation of the merger between Twin Entertainment, Inc. and Interactive Network, Inc. (OTCBB:INNN) and has relocated its North American headquarters to the nation's entertainment capital.

"This is the realization of a team with the strategic expertise, creative skills and real world experience to deliver on the promise of iTV in North America," said Robert J. Regan, president and COO, "our vision is to build a North American iTV powerhouse."

The company will draw upon the proven successes of the U.K.-based Two Way TV Ltd., most recently recognized for delivering the first live, enhanced soccer game with Sky Sports and the strong patent portfolio of Interactive Network, Inc.

Additionally, to strengthen the relationship between the company and the U.K., Mark McKeown will be relocating from London to become vice president of Content for Two Way TV (US) at the company's new Los Angeles headquarters.

"We are extremely pleased to have an iTV innovator with ties to both our joint venture partners and depth of industry contacts," said Regan. "Under Mark's leadership, we are punching up our suite of offerings with proven, compelling content that we believe will become one of the Killer Apps of iTV in the U.S."

"This is the center of the world's largest television market," said McKeown, "and Two Way TV (US) is perfectly placed to exploit the North American iTV market, which is set to explode over the next few years. I will be using my experiences from the U.K. and Europe where we have launched the Two Way TV service to over 8 million homes, to offer compelling and entertaining content here in North America."

During the next 12 months, McKeown will direct the company's aggressive expansion and distribution of its original content offerings across multiple platforms to a potential installed base of millions of digital set-top boxes in the U.S.

He will also leverage business development efforts in the entertainment and technology arenas and build on existing relationships with partners such as Liberate Technologies, Microsoft TV and OpenTV.

McKeown joined Two Way TV Ltd. in 1995 and worked closely with its Technology Group to develop Live Interactive Production Software (L.I.P.S.) and the Content Creation Tool (C.C.T.). These patented tools are key to the process of sending data to an interactive application resident on a set-top box, thus permitting viewers to play along in real-time with television programs.

During his 12 years in the Interactive TV business, he has produced and directed compelling live interactive content in association with sports programming, award shows, quiz shows, public affairs and lifestyle programming. McKeown holds a B.A. from San Francisco State University in Broadcast Communication Arts and an M.A. in Instructional Technology from San Jose State University.

In addition to building on the success of the Two Way TV games channel, Two Way TV (US), Inc. will be offering production, testing, integration, technology and patent capabilities to fit any project.

Broadcasters and network operators can enhance underlining programs of all genres, from live sports to game shows, to more simple applications like voting, interactive advertising and building virtual channels. Potential partners define their own requirements and Two Way TV (US) provides the solution.

About Two Way TV (US), Inc.

Two Way TV (US), Inc. (www.twowaytvus.com) is the leader in interactive television games and programming, bringing new "pay-per-play" revenues to broadcasters, operators and rights-holders. It holds critical patents for leading-edge content production systems, operating platforms and other digital TV innovations.

The company delivers on-demand content and capabilities for virtual channels and e-TV. Enhanced TV games are played in conjunction with live and scheduled television broadcasts.

About Two Way TV Ltd

Two Way TV Ltd. (www.twowaytv.com) is a world leading provider of interactive television games and programs, bringing new "pay-per-play" revenues to broadcasters, operators and rights holders.

Viewers interact with their television set through their handset, playing along with favorite game shows and sports events, scoring points and winning prizes. Two Way TV Ltd. was formed in 1992, and its backers include NTL, SMI Media Invest and Liberate Technologies.

About Interactive Network, Inc.

Interactive Network (www.interactivenetwork.net) was incorporated in 1986 and has been publicly traded since 1991. INNN holds core patents in the field of interactive television. It helped pioneer and introduce interactive TV technology by providing an interactive service that ultimately delivered more than 40 hours of daily interactive content to six major cities in the early "90s.

Shows made by Interactive Network included major sporting events, game shows, murder mysteries, soap operas, education and children's programs, news broadcasts and many TV specials. Its major corporate shareholders are AT&T (NYSE:T), Motorola (MOT), General Electric (NYSE:GE), Sprint (FON), Gannett (GCI) and A.C. Neilsen.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including descriptions of the structure and terms of transactions that may occur in the future. These statements are not historical facts and include expressions of management's expectations about transactions, which are subject to various contingencies. Such forward-looking statements involve certain risks and uncertainties. The actual structure and terms of the transactions may differ materially from those discussed in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in the terms and structure as a result of any applicable regulatory requirements and policy and changes in the businesses and operations of Interactive Network, Two Way TV (US) or related third parties. These entities assume no obligation for updating such forward-looking statements at any time.

CONTACT:	Bob Gold & Associates (for Two Way TV (US))
Dave Wood, 617/945-0339
 dave@bobgoldpr.com
or
Two Way TV Ltd.
Rod Powell, 011-44-208-433-6311/6312
 press@twowaytv.com
or
Interactive Network
Bruce W. Bauer, 650/947-3345
bwb@interactivenetwork.net
URL:	http://www.businesswire.com

Today's News On The Net—Business Wire's full file on the Internet with Hyperlinks to your home page.

Copyright © 2001 Business Wire. All rights reserved.